Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-132594

Issuer Free Writing Prospectus, dated April 11, 2006

This Free Writing Prospectus relates only to the securities described above and should only be read together with the Preliminary Prospectus Supplement dated April 3, 2006 relating to these securities.

$50,000,000 4.00% Convertible Senior Notes due 2013

Aggregate principal amount offered:	$50,000,000 principal amount

Over-allotment option:	$7,500,000 principal amount; 30 day option to purchase additional notes from Rentech, Inc.

Price to public:	100% of principal amount

Interest rate:	4.00% per annum

Interest payment dates:	April 15 and October 15, beginning October 15, 2006

Maturity:	April 15, 2013

Initial conversion price:	$4.0120 per share

Initial conversion rate:	249.2522 shares per $1,000 principal amount of notes

Optional conversion:	At any time after January 15, 2013, or upon satisfaction of certain conditions set forth in the Preliminary Prospectus Supplement, dated April 3, 2006.

Provisional redemption:

Prior to April 15, 2011, at a redemption price payable in cash equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest and an additional “coupon make-whole” payment described in the Preliminary Prospectus Supplement, dated April 3, 2006, if in the previous 10 trading days ending on the trading day before the date of the mailing of the provisional redemption notice the volume weighted average price of our common stock exceeds 150% of the conversion price for at least five consecutive trading days.

Optional redemption:	On or after April 15, 2011 at par.

Make-whole premium upon
a fundamental change:

If the notes are converted in connection with certain fundamental changes involving Rentech, Rentech will be obligated to make a make-whole premium payment payable in the form of an increase in the conversion rate ranging from 0.000 to 44.853 shares per $1,000 note, depending on the stock price at the time of the fundamental change and the effective date of the fundamental change; provided that if the fundamental change constitutes a “public acquirer change in control,” Rentech may instead elect for the notes to be convertible into “acquirer common stock” at a conversion rate equal to the conversion rate then in effect multiplied by a 10-day average of the “acquisition value” of Rentech’s common stock divided by the closing sale price of the acquirer common stock on each day in the valuation period. The “acquisition value” of Rentech’s common stock on any day is equal to the sum of 100% of any cash, plus 100% of the closing sale price of any acquirer common stock on such day, plus 102% of the fair market value of any other securities, assets or property, in each case paid as consideration in connection with the public acquirer change in control.

Trade date:	April 11, 2006

Settlement date:	April 18, 2006

CUSIP:	760112 AA 0

Concurrent offering:	16,000,000 shares of common stock at a public offering price of $3.40 per share, with an over-allotment option of 2,400,000 shares.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse  will arrange to send you the prospectus if you request it by calling toll free 1-800-221-1037.

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